UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

——————————

FORM 6-K

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INDEX

No.	Description
1. 2.	Summary of 3Q 2025 Business Report Exhibit 99.1 Shinhan Financial Group Review Report for the 3Q 2025 (Separate)
3.	Exhibit 99.2 Shinhan Financial Group Review Report for the 3Q 2025 (Consolidated)

Summary of 3Q 2025 Business Report

On November 14, 2025, Shinhan Financial Group (“SFG”) filed its 3Q 2025 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Internal Control

10. Contingencies

11. Material Information after the reporting period

1. Introduction of the Group

Business Objective

Shinhan Financial Group is a financial holding company that was established in September 1, 2001, through a stock transfer from the Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Paribas Asset Management Co., Ltd. The primary business objectives of the company includes the control and management of financial business, as well as financial support for its subsidiaries.

On September 10, 2001, the company was listed on the Korea Stock Exchange and on September 16, 2003, the company was registered with the U.S. Securities and Exchange Commission(SEC), where its American Depositary Shares(ADSs) were listed on the New York Stock Exchange(NYSE).

Company History

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 1H 2025 submitted on August 14, 2025 for your references.

Overview of the Business Group

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 1H 2025 submitted on August 14, 2025 for your references.

Credit Ratings

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 1H 2025 submitted on August 14, 2025 for your references.

Capital Structure

Number of Shares (as of Sept 30, 2025)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)(3)	485,494,934
Number of preferred shares issued	-
Total outstanding shares	481,594,934
Treasury stocks (2)	3,900,001
Total outstanding shares with voting rights	485,494,933
Treasury stocks per total outstanding shares ratio	0.80

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired treasury shares through the acquisition of 1 fractional shares as a result of a share exchange, acquisition of 3,900,000 treasury shares through trust agreement signed July 25, 2025.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on April 25, 2022, 4,149,262 on November 23, 2022, 3,676,470 on March 28,2023, 4,243,281 on June 16, 2023, 2,842,929 on August 31, 2023, 2,744,718 on December 27, 2023, 3,366,257 on March 22, 2024, 5,947,889 on October 28, 2024, 7,603,260 on April 29, 2025, and 10,347,131 on June 26,2025 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

Dividends

		(KRW million)
Items	3Q FY2025 (Jan. 1 ~ Sept. 30)	FY2024 (Jan. 1 ~ Dec. 31)	FY 2023 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,460,943	4,450,177	4,368,035
(Separate) Net Income	2,430,160	1,619,867	1,671,011
(Consolidated Earnings per share (Won)	8,829	8,441	8,048
Total Cash dividends	828,228	1,088,042	1,085,819
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	18.57	24.45	24.87
Cash dividend yield (%) – common shares	2.32	4.26	4.87
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,710	2,160	2,100
Stock dividend per share	-	-	-

2. Business Results

Operating Results

	(KRW billion)
	3Q FY 2025 (Jan. 1 ~ Sept. 30)	FY 2024 (Jan. 1 ~ Dec. 31)	FY 2023 (Jan. 1 ~ Dec. 31)
Net interest income	8,666	11,402	10,818
Interest income	20,938	29,209	27,579
Interest expense	12,271	17,807	16,761
Net fees and commission income	2,208	2,715	2,647
Fees and commission income	3,395	4,295	4,175
Fees and commission expense	1,187	1,581	1,528
Net insurance income	39	884	598
Insurance income	2,673	3,393	3,088
Insurance expense	2,634	2,509	2,490
Net gain(loss) on securities and FX trading/derivatives	2,504	2,038	2,485
Provision for credit loss and impairment loss	-1,504	-2,104	-2,251
Net other operating income(expense)	-1,581	-2,360	-2,300
General and administrative expenses	4,418	6,116	5,895
Net operating income	5,913	6,459	6,101
Equity method income	136	-24	125
Other non-operating income(expense), net	-21	-406	-261
Profit before income taxes	6,028	6,029	5,965
Income tax expense	1,482	1,471	1,487
Consolidated net profit	4,547	4,558	4,478
Net profit attributable to equity holders of the Group	4,461	4,450	4,368
Net profit attributable to non-controlling interest	86	108	110
1) Some of the totals may not sum due to rounding numbers.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		3Q 2025				FY 2024				FY 2023
		Jan. 01 ~ Sept. 30				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	426,128.3	56.4	6,954.4	2.18	403,986.6	55.9	10,220.8	2.53	383,064.0	56.3	9,790.8	2.56
	Borrowings	51,711.2	6.9	1,151.8	2.98	54,754.3	7.6	1,862.4	3.40	53,259.8	7.8	1,895.9	3.56
	Debt Securities Issued	91,370.5	12.1	2,513.5	3.68	87,474.4	12.1	3,422.0	3.91	76,797.0	11.3	2,735.4	3.56
	Other Liabilities	126,459.1	16.7	-	-	119,008.3	16.5	-	-	111,158.7	16.4	-	-
	Total Liabilities	695,669.1	92.1	-	-	665,223.6	92.0	-	-	624,279.5	91.8	-	-
	Total Stockholder's Equity	59,735.5	7.9	-	-	57,655.6	8.0	-	-	55,597.4	8.2	-	-
	Total Liabilities & SE	755,404.6	100.0	-	-	722,879.2	100.0	-	-	679,876.9	100.0	-	-
Use	Cash & Due from Banks	43,106.7	5.7	573.5	1.78	38,020.3	5.3	780.2	2.05	34,892.3	5.1	590.8	1.

												69
Loans	453,027.1	60.0	16,054.1	4.74	434,102.2	60.1	22,542.6	5.19	410,463.6	60.4	21,823.8	5.32
Loans in KRW	354,000.7	46.9	11,578.7	4.37	339,139.5	46.9	16,520.0	4.87	317,950.0	46.8	16,093.6	5.06
Loans in Foreign Currency	49,038.9	6.5	1,827.2	4.98	44,188.9	6.1	2,402.3	5.44	40,341.7	5.9	2,160.6	5.36
Credit Card Accounts	28,497.5	3.8	1,742.9	8.18	27,982.2	3.9	2,256.0	8.06	27,965.4	4.1	2,162.1	7.73
Others	21,490.0	2.9	905.3	5.63	22,791.6	3.2	1,364.3	5.99	24,206.5	3.6	1,407.5	5.81
FVPL Financial Assets	44,617.3	5.9	1,126.5	3.38	44,711.6	6.2	1,693.1	3.79	38,184.2	5.6	1,396.4	3.66
FVOCI Financial Assets	94,099.3	12.5	2,133.1	3.03	88,378.8	12.2	2,744.1	3.10	84,680.8	12.5	2,357.1	2.78
AC Financial Assets	32,589.9	4.3	790.9	3.24	35,015.5	4.8	1,101.7	3.15	34,708.0	5.1	1,062.1	3.06
Other Assets	87,964.3	11.6	-	-	82,650.8	11.4	-	-	76,948.0	11.3	-	-
Total Assets	755,404.6	100.0	-	-	722,879.2	100.0	-	-	679,876.9	100.0	-	-

Notes :

1)
Consolidated basis

2)
The “Average Balance” is the arithmetric mean of the ending balance of each quarter

.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Aggregate Amount of Equity Capital (A)	55,180.0	53,904.9	50,192.5
Risk-Weighted Assets (B)	340,595.0	342,375.3	314,180.7
BIS Ratio (A/B)	16.10%	15.74%	15.98%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of Sept 30, 2025 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Shinhan Bank	BIS Capital Adequacy Ratio	18.3	17.6	18.1
Shinhan Card	Adjusted Equity Capital Ratio	20.0	20.0	19.7
Shinhan Securities	Net Capital Ratio	1,965.8	1,345.0	926.6
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	190.0	205.7	250.8
Shinhan Capital	Adjusted Equity Capital Ratio	19.6	19.3	19.0
Shinhan Asset Management	Equity Capital (KRW billion)	270.5	316.6	233.2
	Minimum Capital Requirement (KRW billion)	54.1	50.1	49.1
Jeju Bank	BIS Capital Adequacy Ratio	17.1	17.6	17.5
Shinhan Savings Bank	BIS Capital Adequacy Ratio	20.5	20.1	17.6
Shinhan Asset Trust	Net Capital Ratio	854.9	519.1	926.8
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	281.4	159.2	469.4

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪
The figures as of Sept 30, 2025 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 3Q Report in 2025, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 3Q 2025 business report and Shinhan EZ General Insurance's 3Q 2025 management disclosure.

▪

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Sept. 30, 2025			Dec. 31, 2024			Dec. 31, 2023
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,559.1	382.0	408.1	1,051.7	56.4	1,865.9	721.2	235.9	305.8
Shinhan Card	22,243.1	7,175.8	310.0	21,546.6	6,077.3	354.5	21,732.0	5,970.0	364.0
Shinhan Securities	23,911.6	20,131.6	118.8	23,664.4	18,128.1	130.5	25,804.2	21,888.6	117.9
Shinhan Life Insurance	5,606.9	1,343.7	417.3	5,635.7	1,359.9	414.4	21,863.8	1,479.1	1,478.2
Shinhan Capital	1,766.1	967.0	182.6	2,143.6	1,084.1	197.7	2,760.2	1,064.9	259.2
Shinhan Savings Bank	641.5	586.7	109.3	608.4	480.2	126.7	721.7	602.2	119.8
Shinhan Asset Trust	140.0	10.9	1,288.5	186.3	11.0	1,686.2	185.2	21.2	872.0
Shinhan EZ General Insurance	148.8	15.9	933.1	73.1	9.9	736.3	135.3	2.0	6,286.4

Notes:

•
Shinhan Financial Group: Due within 1 month
•
Shinhan Life Insurance and EZ General Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
•
Shinhan Card, Shinhan Securities, Shinhan Capital, Shinhan Savings Bank and Shinhan Asset Trust : Due within 3 months
•
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Sept. 30, 2025			Dec. 31, 2024			Dec. 31, 2023
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	94,136.9	90,016.6	104.6	90,658.4	87,753.4	103.3	85,172.4	85,155.4	100.0
Jeju Bank	1,061.0	684.3	156.9	939.4	770.1	122.7	1,020.7	813.0	125.6

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June 2022 to 90.0% by end of September 2022, to 92.5% by end of June, 2023, to 95.0% by end of December 2023, to 97.5% by end of December 2024. From 2025 onwards, the regulatory minimum is back to 100% after normalized process.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Sept. 30, 2025			Dec. 31, 2024			Dec. 31, 2023
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	530.8	-	NA	531.4	519.2	102.4	33.3	20.8	160.2
Shinhan Bank	77,457.7	71,833.3	107.8	63,127.9	56,347.0	112.0	67,956.7	63,159.8	107.6
Shinhan Life Insurance	2,658.7	192.9	1,378.2	2,074.0	163.0	1,272.3	2,598.7	174.4	1,490.1
Shinhan Securities	11,412.8	9,741.5	117.2	11,083.7	9,616.5	115.3	10,318.0	9,117.0	113.2
Shinhan Capital	66.7	1.3	5,141.0	79.7	0.6	13,743.7	55.6	0.4	13,556.1
Jeju Bank	9.3	4.4	210.7	10.1	0.8	1,295.2	13.4	2.2	605.7

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Jeju Bank’s foreign currency liquidity ratio is based on the application of the liquidity weight.

Foreign Currency (FC) Liquidity Coverage Ratio

			(%)
Company	3Q 2025	FY 2024	FY 2023
	Jan. 1 ~ Sept. 30	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	157.6	148.8	157.8

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% by end of June 2022, in order to support the capacity of banks to provide funding to businesses affected by COVID-19. Starting from September 2022, the regulation will be reinstated to 80.0%.
▪
Foreign Currency Liquidity Coverage Ratio started from January 2017, and is calculated by quarterly average.
▪

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Total Loans	470,855.6	452,826.9	413,664.8
Substandard & Below	3,631.0	3,562.4	2,668.4
Substandard & Below Ratio	0.77%	0.79%	0.65%
Non-Performing Loans	3,123.0	2,974.7	2,176.6
NPL Ratio	0.66%	0.66%	0.53%
Substandard & Below Coverage Ratio	123.61%	132.48%	165.61%
Loan Loss Allowance	4,488.3	4,719.3	4,419.1
Substandard & Below Loans	3,631.0	3,562.4	2,668.4

Separate Basis

(%)	Sept. 30 2025			Dec. 31 2024			Dec. 31 2023
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.3	0.26	164	0.24	0.18	202	0.24	0.19	233
Shinhan Card	1.26	0.75	219	1.32	0.80	243	1.31	0.70	248
Shinhan Securites	10.85	10.85	79	18.30	18.30	70	12.86	12.86	62
Shinhan Life Insurance	0.59	0.43	215	0.32	0.32	393	0.21	0.21	510
Shinhan Capital	2.76	2.40	101	3.98	2.35	75	1.74	0.74	193
Jeju Bank	1.61	1.55	85	1.32	1.22	114	0.98	0.87	120
Shinhan Savings Bank	6.84	12.10	81	7.90	13.16	72	4.38	9.10	93
Shinhan Asset Trust	80.47	57.27	40	75.15	52.31	43	64.66	9.04	15

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Sept. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Debt	11,378.9	11,324.1	11,190.4
Equity	27,044.1	26,348.2	26,099.1
Debt to Equity Ratio	42.08%	42.98%	42.88%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Sept 30, 2025 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Woori Bank	1,620.5	17.5	1,291.0	0.0	0.0	2,929.0
Korea Electric Power Corporation	0.3	85.7	2,703.9	80.0	0.0	2,869.8
KEB Hana Bank	1,333.5	82.5	1,390.1	38.4	0.0	2,844.4
Samsung Electronics	0.0	2,224.6	2.4	0.0	0.0	2,227.0
KB Bank	831.3	0.0	1,014.2	15.0	0.0	1,860.4
Nong Hyup Bank	371.1	3.7	1,294.8	48.0	0.0	1,717.6
LG Display	908.0	616.9	49.9	0.0	0.0	1,574.9
Lotte Hotel	100.6	603.3	90.7	684.4	0.0	1,478.9
Samsung Asset Management	170.5	0.0	1,158.6	0.0	0.0	1,329.1
S-Oil	531.7	364.5	368.8	13.4	0.0	1,278.4
KT	153.0	0.0	1,048.6	48.0	0.0	1,249.5
Lotte Chemical Corporation	290.0	168.8	79.8	625.0	0.0	1,163.5
Korea Hydro & Nuclear Power	0.0	0.0	567.6	567.5	0.0	1,135.1
Hanwha Corporation	650.7	181.0	220.6	63.7	0.0	1,116.1
LIG NEX1 Co.,Ltd	3.0	0.0	20.0	1,053.8	0.0	1,076.8
Mirae Asset Securities	0.0	0.0	1,055.3	0.0	0.0	1,055.3
National Agricultural Cooperative Federation	76.5	0.0	977.4	0.0	0.0	1,053.9
SK Hynix	425.3	0.0	573.9	35.4	0.0	1,034.6
HD Hyundai Heavy Industries Co.,Ltd	0.0	0.0	0.6	972.1	0.4	973.1
IBK Asset Management	0.0	0.0	939.0	0.0	0.0	939.0
Total	7,466.0	4,348.5	14,847.1	4,244.7	0.4	30,906.7
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Sept. 30, 2025 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	442.8	3,479.4	1,712.1	1,680.7	0.1	7,315.0
Lotte	2,565.0	1,211.1	881.3	1,664.8	0.0	6,322.2
SK	1,833.5	854.4	2,254.6	453.4	0.0	5,395.9
Hyundai Motor Company	1,044.0	1,179.6	1,405.3	517.8	0.0	4,146.7
Hanwha	1,478.2	612.2	1,229.7	737.7	0.0	4,057.8
LG	1,169.3	861.7	931.9	239.4	0.0	3,202.3
Hyundai Heavy Industries	486.4	44.2	205.1	2,250.0	0.4	2,986.1
LS	233.9	1,211.0	189.0	1,103.0	0.0	2,736.9
KT	213.8	90.8	1,219.6	139.5	0.0	1,663.7
POSCO	821.5	486.9	292.8	57.2	0.0	1,658.5
Total	10,288.4	10,031.1	10,321.5	8,843.5	0.5	39,485.1
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	151.8	151.8	51.2
B	Cable boradcasting	64.9	64.9	64.9
C	Development and subdividing of other real estate	56.5	56.5	56.5
D	Development and subdividing of non-residential building	49.4	47.4	37.0
E	Other financial service activities n.e.c.	47.1	47.1	47.1
F	Electronic commerce via internet	31.5	31.5	61.9
G	Development and subdividing of non-residential building	30.4	30.4	0.4
H	Other financial service activities n.e.c.	20.3	20.3	20.3
I	Development and subdividing of non-residential building	49.0	20.0	29.0
J	Museum activities	20.0	20.0	0.0
K	Other financial service activities n.e.c.	19.0	19.0	19.0
L	Development and subdividing of non-residential building	19.0	19.0	0.0
M	Trust and collective investment businesses	17.3	17.3	6.3
N	Other financial service activities n.e.c.	15.5	15.5	2.7
O	Development and subdividing of other real estate	30.0	15.0	15.1
P	Trust and collective investment businesses	15.0	15.0	5.4
Q	Development and subdividing of non-residential building	14.0	14.0	14.0
R	Development and subdividing of residential buildings	13.7	13.7	13.6
S	Other financial service activities n.e.c.	13.0	13.0	11.6
T	Research and experimental development on physics, chemistry and biology	12.7	12.7	6.5
Total		690.0	644.0	462.5
Notes : ▪ Consolidated basis as of Sept. 30, 2025 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	3Q 2025	FY 2024	FY 2023
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	-	Unqualified	Unqualified

Note) The review of the 3rd quarter of 2025 by the external auditor did not identify any matters that would cause the interim financial statements, prepared in accordance with K-IFRS, to be considered not fairly presented in all material respects.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
3Q 2025	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	5,255 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	512 Hours
FY 2024	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,071 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,144 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
1) Excluding value-added taxes.

Change of External Auditor

Financial Year	Changed Company	Previous Auditor	Changed Auditor	Detail
FY2023	Shinhan Financial Group Co., Ltd.	PWC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	Expiration of the audit contract term

Note) Pursuant to the Act on External Audit of Stock Companies, etc. and its enforcement decree, the audit contract term of PWC Samil, designated as the external auditor for Shinhan Financial Group for the 20th to 22nd fiscal year has expired. Accordingly, the external auditor for the 23rd fiscal year of Shinhan Financial Group and its subsidiaries has been changed from PWC Samil to KPMG Samjong.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Not required to be disclosed in quarterly reports. Please refer to the business report for 1H FY2025 submitted on August 14th, 2025 for your reference.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Sept. 30, 2025)

Name	No. of Common Shares owned2)	Ownership%1)
National Pension Service	44,311,470	9.13%

1) Ownership% is based on rounding numbers of third decimal place

2) The number of common shares owned and ownership is based on shareholder registry as of end of September 2025

Note) As of the record date for the 3Q 2025 dividend (November 12, 2025), the National Pension Service's shareholding has been updated to 44,159,384 shares, representing a 9.10% ownership based on the shareholder registry.

Common Shares Traded on the Korea Exchange

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 1H FY2025 submitted on August 14th, 2025 for your reference.

American Depositary Receipts traded on the New York Stock Exchange

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 1H FY2025 submitted on August 14th, 2025 for your reference.

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors and outside directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Yoon Jaewon	Aug. 29, 1970	Outside Director (Chair of BOD)	March 26, 2020	March 2026
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2026
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2026
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2026
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2026
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myo Sang	May 20, 1980	Outside Director	March 26, 2025	March 2027
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D. in accounting from Korea University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee currently serves as Senior Counsel at Cleary Gottlieb Steen & Hamilton LLP. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms. Kim received a Ph.D. in economics from Osaka City University.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D. in business administration from University of North Carolina Chapel Hill.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Yang In Jip has been newly appointed as our outside director since March 26, 2025. Mr. Yang currently serves as a CEO of ONYCOME Co., Ltd. Mr. Yang was previously served Head of Global Business at HITEJINRO Co., Ltd. And CEO at Ssangyong Fire & Marine Insurance Co., Ltd. Mr. Yang received a Ph.D from Waseda University School of Commerce and MBA from University of Southern California.

Chun Myo Sang has been newly appointed as our outside director since March 26, 2025. Ms. Chun currently serves as a Head of Planning & Administration of SmartNews, Inc. Ms. Chun was previously a researcher and accounting advisor at Development Bank of Japan Inc. and Manager at KPMG. Ms. Chun received MBA from University of Southern California and BA from Kyoto University School of Economics.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer
Chun Sang Yung	Jul. 25, 1969	Deputy President and Chief Financial Officer
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer

Name	Date of Birth	Position
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Customer Protection Part
Lee Young Ho	Oct. 17, 1970	Executive Director and Chief Compliance Officer
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer
Kim Junhwan	Jun. 23, 1972	Executive Director and Chief Digital Officer

None of the executive officers have any significant activities outside Shinhan Financial Group.

Koh Seogheon has been our executive director and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Chun Sang Yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yonsei University.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Hyun Joo, has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Lee Young Ho, has been our executive director and Chief Compliance Officer since January 1, 2025. Mr. Lee previously served as Chief Compliance Officer at Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 3Q FY2025 submitted on August 14th, 2025 for your reference.

Compensation to Non-registered directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 3Q FY2025 submitted on August 14th, 2025 for your reference.

Stock Options

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 3Q FY2025 submitted on August 14th, 2025 for your reference.

Employees

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 3Q FY2025 submitted on August 14th, 2025 for your reference.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2025)	Decrease	Increase	Others	Ending Balance (Sept. 30, 2025)
Shinhan Card	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	200	-	-	-
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	100	-	-	-
	Loan	2022-07-18	2025-07-18	4.21%	100	100	-	-	-
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2025-03-25	2028-03-25	2.97%	-	-	100	-	100
	Loan	2025-03-25	2030-03-25	3.02%	-	-	100	-	100
	Loan	2025-07-18	2028-07-18	2.73%	-	-	100	-	100
	Loan	2025-07-18	2030-07-18	2.92%	-	-	70	-	70
	Loan	2025-09-17	2028-09-17	2.76%	-	-	100	-	100
	Loan	2025-09-17	2030-09-17	2.90%	-	-	50	-	50
	Loan	2019-11-19	2025-02-04	2.79%	588	588	-	-	-
	Loan	2021-05-26	2026-05-12	1.53%	44	-	-	-2	42
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	404	-	-	2	406
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	314	-	-	-	314
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	132	132	-	-	-
	Loan	2020-08-20	2025-08-20	2.55%	731	731	-	-	-
	Loan	2025-07-29	2030-07-29	5.13%	-	-	676	11	687
	Financial assets at FVPL	2021-06-14	Perpetual Bond	2.93%	368	-	-	-	368
Shinhan Capital	Loan	2020-04-10	2025-04-10	1.75%	200	200	-	-	-
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2025-04-22	2028-04-22	2.77%	-	-	100	-	100
	Loan	2021-05-13	2026-05-12	1.53%	294	-	-	-14	280
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	99	99	-	-	-
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	147	-	-	2	149
	Financial assets at FVPL	2025-04-22	2055-04-22	3.78%	-	-	100	-	100
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	50	-	-	-
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50

Shinhan DS	Loan	2024-02-01	2025-01-30	3.78%	10	10	-	-	-
	Loan	2025-01-31	2026-01-30	3.08%	-	-	10	-	10
Shinhan Venture	Loan	2024-02-26	2025-02-26	3.84%	50	50	-	-	-
	Loan	2024-10-11	2025-02-26	3.60%	10	10	-	-	-
	Loan	2025-02-26	2026-02-26	3.02%	-	-	60	-	60
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	100	-	-	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	100	-	-	-3	97
	Financial assets at FVPL	2024-10-29	2054-10-29	4.10%	51	-	-	-	51
Total					5,322	2,270	1,466	-4	4,514

9. Internal Control

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2024 submitted on March 18, 2025 and 1H FY2025 submitted on August 14th, 2025 for your reference.

10. Contingencies

Please refer to attached Exhibit 99.2 Shinhan Financial Group Review Report for the 3Q 2025(Consolidated), note 29. commitments and contingencies.

11. Material Information after the reporting period

1) Shinhan Financial Group resolved to pay quarterly cash dividends

On October 28, 2025, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Dividend Amount : KRW 570 per share

- Record date : November 4, 2025

- Expected payment date : November 28, 2025

Please refer to Form 6-K submitted to Edgar system on October 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: November 14, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer